FIRST AMENDMENT TO RIGHTS AGREEMENT


                  This First Amendment dated February 7, 2001 (the "Amendment") to the Rights Agreement restated on April 20, 2000 (the "Rights Agreement") between Thomas Industries Inc., Company, a Delaware corporation (the "Company") and National City Bank, an Ohio corporation (the "Rights Agent").

                  A. Acting pursuant to Section 27 of the Rights Agreement, the parties hereby agree that the definition of Acquiring Person as set forth in the Rights Agreement shall be and hereby is amended to read in its entirely as follows:


                  (a) "ACQUIRING PERSON" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as hereinafter defined) and Associates (as hereinafter defined) of such Person, shall be the Beneficial Owner (as hereinafter defined) or 20% or more of the shares of Common Stock then outstanding and shall include all Affiliates and Associates of such Person, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company or any entity holding shares of Common Stock organized, appointed or established by the Company for or pursuant to the terms of any employee benefit plan. Further, no Person shall be deemed to be an Acquiring Person if that Person becomes the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding solely by virtue of a repurchase or repurchase of Common Stock on the part of the Company and does not thereafter purchase Common Stock equal to more than 1/2% of the outstanding Common Stock of the Company. Notwithstanding the foregoing, if a Person who would otherwise be an "Acquiring Person,"

                           (i) notifies the Company in writing within five (5)
                  business days thereafter (the "Notification Period") that it has inadvertently become the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, and

                           (ii) within three(3) business days after the end of
                  the Notification Period divests a sufficient number of shares of Common Stock so as to reduce its holdings to less than 20% and delivers proof thereof in writing to the Company no more than six (6) business days after the end of the Notification Period, then that Person shall not be deemed to be an "Acquiring Person" for any purpose of this Agreement."


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                  B. As promptly as practicable following the date of this First
         Amendment, the Company shall cause: (i) the legend on the certificates for the Common Stock referring to the Rights Agreement to be supplemented so as to accommodate this Amendment, and (ii) the form of Rights Certificate (attached as Exhibit B to the Rights Agreement) to be supplemented to accommodate this Amendment.

                  IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and their respective corporate seals to be hereto affixed and attested, all as of the date and year first above written.


         Attest:                                    THOMAS INDUSTRIES INC.


By:      /s/ Phillip J. Stuecker                 By: /s/ Timothy C. Brown
         ----------------------------------         ------------------------
         Name:    Phillip J. Stuecker            Name:  Timothy C. Brown
         Title:   Vice President of Finance      Title:  Chief Executive Officer
                  Chief Financial Officer
                  and Secretary


                                                          NATIONAL CITY BANK


By;      /s/ David B. Davis                      By: /s Sherry Damore
         ----------------------------------         ----------------------------
         Name:    David B. Davis                    Name:  Sherry Damore
         Title:   Vice President                    Title:  Vice President